Filed by Rudolph Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

S-4 SEC file number 333-127371

Subject company:  August Technology Corporation
Commission File No. 000-30637

The following slides were added to Rudolph Technologies' slide show previously filed with the SEC and were presented to selected semiconductor industry participants at the 2005 ThinkEquity Partners LLC 3rd Annual Growth Conference in San Francisco, CA on September 12, 2005.

The New Rudolph

…Accelerating Growth and Profitability

1

Merger Rationale

Value for SHAREHOLDERS

- #1 **small cap pure-play** in the space
- **Small cap** semi stocks **outperformed** large caps: avg. of 18% for last 2 upturns
- **RTEC outperformed:**
  - large cap semis by 24% for last 2 upturns
  - SOX by 33% for last 2 upturns
  - large caps by 76% & SOX by 105% in '01-'03 downturn
- **Accretive in** first year / **$10 mm cost synergies**
- Strong **balance sheet**; significant cash generation

Leadership in a fragmented industry

- **#1** in metal metrology
  #1 in back-end macro defect inspection
- Address <**15%** of a $4bn market
- **Complementary** products, minimal overlap
- Able to lead industry **consolidation**
- Supporting industry **choice**

Benefits to CUSTOMERS

- Broader product **Scope**
- Increased Global **Scale**
- **Resources** for R&D
- **'Staying power'** in a dynamic, cyclical and competitive market
- Experienced management team with **bench strength**
- Providing valued **1st or 2nd** source

2
AUGUST TECHNOLOGY
RUDOLPH Technologies, Inc.

Realizing Cost Savings

- Reduce unnecessary duplicative expenses
  - Platform development (stages and automation)
  - Technology development (software and process control systems)
  - SG&A expenses
- Reduce operating costs
  - Estimated savings of $10 million by 2006
- Create operating leverage
  - Supply chain/purchasing leverage

3 AUGUST TECHNOLOGY RUDOLPH Technologies, Inc.

Benefits to CUSTOMERS

- Broader product **Scope** Increased Global **Scale**
- **Resources** for focused R&D Roadmap
- **'Staying power'** in a dynamic, cyclical and competitive market
- Experienced management with **bench strength** Avg. >20 yrs
- Valued **1st or 2nd** source for metrology & inspection solutions

4
AUGUST TECHNOLOGY
RUDOLPH Technologies, Inc.

Company Overviews

RUDOLPH Technologies, Inc.

- Thin film metrology and defect inspection systems
- Year Founded: 1940
- LTM Revenues*: $89.3M
- Headquarters: Flanders, NJ
- Key Product Families:
  - Copper (Metal) Film Metrology
  - Transparent Thin Film Metrology
  - Macro Defect Inspection
  - Yield Data Management Systems
  - Integrated Metrology
- Employees: 320

AUGUST

- Automated defect detection and review systems
- Year Founded: 1992
- LTM Revenues*: $70.3M
- Headquarters: Bloomington, MN
- Key Product Families:
  - Macro Defect Inspection
  - 2D & 3D Inspection
  - Defect Review
  - Data Management & Analysis
- Employees: 254

**LTM as of June 30, 2005*

5 AUGUST TECHNOLOGY RUDOLPH Technologies, Inc.

Leadership in a fragmented industry

- **#1** in metal metrology
  #1 in back-end macro defect inspection
- **T.A.M. < 15%** of $4bn process control market
- **Complementary products**, minimal overlap
- *The New Rudolph* as a **consolidator** in process control market
- Supporting industry **choice**

6
AUGUST TECHNOLOGY
RUDOLPH Technologies, Inc.

Addressable Market for *The New Rudolph*

Copper metrology and automated macro defect inspection are two of the fastest growing market segments

#1 in metal metrology #1 in back-end macro defect inspection

		Segment Share			% Change	Market Segment Size ($M)				CAGR
Market Segment	Primary Players	2002	2003	2004	03-04	2003	2004	2005E	2006E	03-06
Thin Film Metrology	KLA-Tencor	37%	30%	33%	3%	$365	$475	$550	$600	18%
	Rudolph Technologies	15%	11%	14%	3%					
	Veeco	11%	18%	13%	(5%)					
Automated Macro Defect Inspection	KLA-Tencor	95%	57%	45%	(12%)	$31	$72	$70	$80	37%
	August Technology	0%	25%	32%	7%					
	Nikon	0%	1%	13%	12%					

Source: Gartner Dataquest and Bear, Stearns & Co.

7
AUGUST TECHNOLOGY

RUDOLPH Technologies, Inc.

Complementary Products : Minimal Overlap

Significant Cross-Selling Opportunities

Front End
Logic
Memory
Mixed Signal
Back End

8

SUMMARY

- **SHAREHOLDERS** will benefit short and long term by owning RTEC stock
- **CUSTOMERS** want and will support *The New Rudolph* with their business
- **INDUSTRY** benefits from a strong #2 and a consolidator

9

About Rudolph Technologies, Inc.

Rudolph Technologies is a worldwide leader in the design, development, manufacture and support of high-performance process control metrology and defect inspection systems used by semiconductor device manufacturers. The Company's products provide a full-fab solution through its families of proprietary systems, which are used throughout the device manufacturing process. Rudolph's product development has successfully anticipated and addressed many emerging trends that are driving the semiconductor industry's growth in order to enhance the competitiveness of its products in the marketplace. The Company's success in creating complementary metrology and inspection applications through aggressive research and development is key to Rudolph's strategy for continued technological and market leadership.

About August Technology

August Technology's automated inspection and data analysis solutions provide critical product and process enhancing information, which enables microelectronic device manufacturers to drive down costs and time to market. With the first all-surface advanced macro inspection solution, August Technology has incorporated frontside, backside and wafer edge inspection in a single system. Following detection August Technology's decision tools correlate the defect data across surfaces and provide the comprehensive information necessary for device manufacturers to make process-enhancing decisions. Headquartered in Bloomington, Minnesota, August Technology supports its customers with a worldwide sales and service organization. Additional information can be found on the company's web site at www.augusttech.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "would," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Rudolph wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Rudolph. Factors that could cause actual results to differ materially from the expectations expressed in such forward-looking statements include, but are not limited to: (1) cyclicality of the semiconductor industry; (2) customer concentration; (3) introduction of new products by Rudolph's competitors; (4) sole or limited sources of supply; (5) the merger agreement and the transactions contemplated thereby may not be approved by the companies' shareholders; (6) Rudolph and August may be unable to obtain certain foreign regulatory approvals required for the transaction, or obtain these approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company; (7) conditions to the closing of the transaction may not be satisfied; (8) the businesses of Rudolph and August may not be integrated successfully, which may result in the combined company not operating as effectively and efficiently as expected or such integration may be more difficult, time-consuming or costly than expected; (9) expected combination benefits from the merger may not be fully realized or realized within the expected time frame; (10) revenues following the merger may be lower than expected; (11) costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the consummation of the merger, or the effects of purchase accounting may be different from the companies' expectations; (12) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (13) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (14) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; (15) the impact of the slowdown in the overall economy; (16) uncertainty of the current global political environment; (17) the potential for terrorist attacks; (18) changes in customer demands for our existing and new products, the timing, cancellation or delay of customer orders and shipments; (19) the timing of revenue recognition of shipments; (20) changes in or an inability to execute our business strategy; (21) unanticipated manufacturing or supply problems and (22) changes in tax rules. Rudolph cannot guarantee future results, levels of activity, performance, or achievements. Additional factors that may affect the future results of Rudolph and August are set forth in their respective Form 10-K reports for the year ended December 31, 2004 and other filings with the Securities and Exchange Commission ("SEC"), which are available at http://www.sec.gov, the SEC's website, and at the companies' websites, which are http://www.rudolphtech.com and http://www.augusttech.com, respectively. These factors are updated from time to time through the filing of reports and registration statements with the SEC.

Additional Information

Any information concerning August contained in this transcript has been taken from, or is based upon, publicly available information. Although Rudolph does not have any information that would indicate that any information contained in this transcript that has been taken from such documents is inaccurate or incomplete, Rudolph does not take any responsibility for the accuracy or completeness of such information. Investors and security holders are urged to read the disclosure documents regarding the proposed Rudolph/August merger, when they become available, because they will contain important information. The disclosure documents will be filed with the Securities and Exchange Commission by Rudolph. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Rudolph with the Commission at the Commission's website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Rudolph by directing a request to Rudolph Technologies, Inc., One Rudolph Road, Flanders, New Jersey 07836, Attention: General Counsel.

Information Regarding Certain Rudolph Persons

 Rudolph is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of August. However, in connection with its proposal to merge with August, certain directors and executive officers or Rudolph may participate in meetings or discussions with Rudolph shareholders some of whom may also be August shareholders or other persons who may also be August shareholders. Rudolph does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. Information concerning the directors and executive officers of Rudolph and a description of their interests in Rudolph is set forth in Rudolph's proxy statement filed with the Commission on April 22, 2005. As of the date of this transcript, Rudolph beneficially owns 100 shares of August common stock, and the directors and executive officers of Rudolph, in the aggregate, do not beneficially own in excess of 1% of August's common stock. If in the future Rudolph engages in solicitation of proxies from its shareholders or the shareholders of August in connection with a merger of the companies it will amend the information provided above as needed to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.